CLETHA A. WALSTRAND

ATTORNEY AT LAW

1322 WEST PACHUA CIRCLE

IVINS, UT  84738

OFFICE: 435-688-7317 FAX: 435-688-7318

May 13, 2009

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn:

Ms. Janice McGuirk

Re:

Denali Concrete Management, Inc. (“the Company”)

Form 10-K FYE December 31, 2008

Filed February 27, 2009

Form 8-Ks filed July 23, 2008 and September 16, 2008

File No. 0-52545

Dear Ms. McGuirk:

Denali Concrete Management, Inc., (the “Company”), has received your comment letter dated April 10, 2009, (“comment letter”) pertaining to the above referenced Form 10-K for Fiscal Year Ended December 31, 2008 and Forms 8-K filed July 23, 2008 and September 16, 2008.  This letter contains the Company’s responses to the comment letter.   To assist the staff of the Commission in completing its review of the Amendment, the numbered paragraphs in this response letter correspond to the numbered paragraphs of the Comment Letter.

Form 10-K

Management’s Discussion and Analysis

Liquidity and Capital resources. Page 11.

1.

We note the Letter of Intent for a Share Exchange Agreement (“agreement”) between the company and ZZPartners, Inc. signed on July 23, 2008 and amended September 15, 2008 reported in Form 8-Ks filed July 23, 2008 and September 16, 2008, respectively.  We further note in the amended agreement that ZZPartners extended the date to enter into a definitive agreement to October 15, 2008 and paid the company a $25,000 deposit.  We are unable to locate disclosure on the current status of negotiations with ZZ Partners. Please advise.  If the letter of intent with ZZPartners is not being pursued, provide clear disclosure of this and state when negotiations between the parties ceased.

RESPONSE:

We have included full disclosure in our March 31, 2009 Form 10-Q regarding the ZZ Partners transaction.  ZZ Partners did not make the additional $25,000 deposit and negotiations have ceased.  ZZ Partners forfeited the original $25,000 deposit.

Signatures

2.

Please include the signature of your controller or principal accounting officer as required by Form 10-K. See General Instruction D.(2) to Form 10-K. if your controller or principal accounting officer has signed the Form 1 0-Ks but the signature page does not indicate that the person signing occupies that position, then please confirm that your controller or principal accounting officer has signed the form and that in future filings you will indicate each capacity in which the officers are signing the report. See General Instruction D.(2) to the Form 10-K.

RESPONSE:

Our principal accounting officer, Mathew Rule signed the Form 10-K.  In future filings, we will indicate this capacity.

The company hereby acknowledges that:

•

the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the company may not assert. staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Cletha A. Walstrand

Cletha A. Walstrand

Attorney at Law